

July 29, 2020

Susan M. Ball
Executive Vice President, Chief Financial Officer and Treasurer
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478

> **Re: Team, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **Form 10-Q for the Quarter Ended March 31, 2020**
> **Filed June 19, 2020**
> **File No. 001-08604**

Dear Ms. Ball:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures and Reconciliations, page 34

1. You disclose various non-GAAP financial measures on pages 35 and 36 including "consolidated adjusted net income (loss)", "adjusted net income (loss) per diluted share", "adjusted earnings before interest and taxes ("adjusted EBIT")", "adjusted earnings before interest, taxes, depreciation and amortization" ("adjusted EBITDA"), and "free cash flow" to supplement financial information presented on a GAAP basis. Your disclosure also includes "adjusted EBIT" and "adjusted EBITDA" by segment. Please revise to explain why you believe each of these non-GAAP measures is useful to potential investors. Also, please revise to disclose to the extent material, any additional purposes for which these non-GAAP measures are used by your management. Refer to the guidance outlined in

Item 10(e)(i)(C) and (D) of Regulation S-K.

2. Please revise to reconcile the non-GAAP measures "adjusted EBIT" and "adjusted EBITDA" to net income (loss), which appears to be the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Division's Compliance and Disclosure Interpretations Regarding Non-GAAP Measures as updated April 14, 2018. The disclosures included in your press releases disclosing your quarterly earnings should be similarly revised.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or James Allegretto at (202) 551-3849 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services